UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Termination of Trust Agreement for Acquisition of Treasury Shares

KB Financial Group Inc. (“KB Financial Group”) announced on November 26, 2018 that the trust agreement it had entered into on November 27, 2017 to acquire treasury shares has been terminated.

Total Contract Amount (KRW)		Before Termination	300,000,000,000
		After Termination	0
Contract Period (Before Termination)		Effective Date	November 27, 2017
		Termination Date	November 26, 2018
Reason for Termination			Expiration of the term of the agreement
Counterparty			Samsung Securities Co., Ltd.
Expected Date of Termination			November 26, 2018

Method of Return of Trust Properties upon Termination			Return of cash and treasury shares
Number of Treasury Shares Held Prior to Termination	Acquisitions from Profits Available for Dividend	Common Shares (percentage)	21,877,863 shares (5.23%)
		Other Shares	-
	Other Acquisitions	Common Shares (percentage)	-
		Other Shares	-

Date of Resolution by the Board of Directors			-
Other Matters to Consider Before Making an Investment Decision

-   Pursuant to Article 176-2 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea, no separate resolution of the board of directors is required as the trust agreement is being terminated upon the expiration of the term of the agreement.

-   The number of treasury shares acquired upon termination of the trust agreement is 4,769,780, which will be kept in KB Financial Group’s corporate account.

-   The total number of treasury shares held by KB Financial Group is 21,877,863.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 26, 2018	By: /s/ Ki-Hwan Kim
(Signature)

	Name:	Ki-Hwan Kim
	Title:	Senior Managing Director and Chief Finance Officer